UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September, 2011

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: September 13, 2011	By:	Signed: /s/ Karen L. Fleming
Name: Karen L. Fleming
Title: Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: September 13, 2011	By:	Signed: /s/ Karen L. Fleming
Name: Karen L. Fleming
Title: Corporate Secretary

Release: Immediate September 13, 2011

CP ANNOUNCES TENDER OFFER AND CONSENT SOLICITATION FOR 6.25% NOTES DUE 2011

CALGARY – Canadian Pacific Railway Limited (TSX: CP) (NYSE:CP) today announced that its wholly-owned subsidiary, CPRH Canada Inc., has commenced a cash tender offer for any and all of the outstanding US$245,750,000 aggregate principal amount of 6.25% Notes due 2011 issued by Canadian Pacific Railway Company (the “Notes”) on the terms and subject to the conditions set forth in its Offer to Purchase and Consent Solicitation Statement, dated September 13, 2011, and the related Letter of Transmittal and Consent. CPRH Canada Inc. is also soliciting consents to a certain proposed amendment to the indenture governing the Notes. The related Offer to Purchase and Consent Solicitation Statement and Letter of Transmittal and Consent more fully set forth the terms of the tender offer and consent solicitation.

The tender offer will expire at 11:59 p.m., New York City time, on October 11, 2011, unless extended or earlier terminated by CPRH Canada Inc. (such time on such date, the “Expiration Date”). CPRH Canada Inc. reserves the right to terminate, withdraw or amend the tender offer and consent solicitation at any time subject to applicable law.

The tender offer consideration being offered for the Notes accepted for purchase in the tender offer will be US$1,000 for each US$1,000 principal amount of Notes (plus accrued and unpaid interest to, but not including, the settlement date expected to be on or about October 12, 2011). In addition, holders who tender on or prior to 5:00 p.m., New York City time, on September 26, 2011 (such time on such date, the “Consent Date”) will receive an amount designated as a consent payment equal to US$2.50 per US$1,000 principal amount of Notes. Holders who tender Notes are required to consent to the proposed amendment to the indenture. Any tender of Notes prior to the Consent Date may be validly withdrawn and consents may be validly revoked at any time prior to the Consent Date, but not thereafter unless the tender offer and consent solicitation is terminated by CPRH Canada Inc. without any Notes being purchased. Holders who tender Notes after the Consent Date but prior to the Expiration Date will only receive the tender offer consideration but not the consent payment, plus accrued and unpaid interest.

The obligation of CPRH Canada Inc. to accept for purchase, and to pay for, Notes validly tendered and not withdrawn pursuant to the tender offer and the consent solicitation is subject to the satisfaction or waiver of the conditions to the tender offer and consent solicitation, including the receipt of the requisite majority consent to the proposed amendment to the indenture. The complete terms and conditions of the tender offer and the consent solicitation are set forth in the related Offer to Purchase and Consent Solicitation Statement and the Letter of Transmittal and Consent which are being sent to holders of the Notes. Holders of the Notes are urged to read the tender offer documents carefully.

The proposed amendment will still affect the terms of the Notes held by the non-tendering holders of the Notes. Notes not tendered and purchased pursuant to the tender offer will remain outstanding until paid by CP on the stated maturity date of October 15, 2011.

CPRH Canada Inc. has retained Citi to act as Dealer Manager and Solicitation Agent in connection with the tender offer and consent solicitation. Questions about the tender offer and consent solicitation may be directed to Citi at (800)558-3745 (toll free). Copies of the tender offer documents and other related documents may be obtained from Global Bondholder Services Corporation, the information agent for the tender offer and consent solicitation, at (866)470-3700 (toll free).

The tender offer and consent solicitation is being made solely by means of the related Offer to Purchase and Consent Solicitation Statement and the Letter of Transmittal and Consent. Under no circumstances shall this press release constitute an offer to purchase or the solicitation of an offer to sell the Notes or any other securities of CP or its affiliates. It also is not a solicitation of consents to the proposed amendment to the indenture. No recommendation is made as to whether holders of the Notes should tender their Notes or give their consent.

Note on forward-looking information

This news release contains certain forward-looking statements relating but not limited to terms and timing of the tender offer and consent solicitation. There can be no assurance that the tender offer and consent solicitation will be completed. Undue reliance should not be placed on forward-looking information as actual results may differ materially.

By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods, timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.

Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (CP:TSX)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.

Contacts:
Media	Investor Relations
Nicole Sasaki	Janet Weiss
Tel: 403 835-9005	Tel: 403 319-3591
24/7 Media Pager: 855-242-3674	investor@cpr.ca
nicole_sasaki@cpr.ca